UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Comstock Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

205768203

(CUSIP Number)

Carl H. Westcott

100 Crescent Court, Suite 1620

Dallas, TX 75201

214-777-5003

with a copy to:

Crews Lott

Baker & McKenzie LLP

2300 Trammell Crow Center

2001 Ross Avenue

Dallas, TX 75201

214-978-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205768203		13D	Page 2 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carl H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 755,000 (1)

	8.	Shared Voting Power 343,938 (1)

	9.	Sole Dispositive Power 755,000 (1)

	10.	Shared Dispositive Power 381,238 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,136,238 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 8.44% (3)

14.	Type of Reporting Person IN

(1)                               Carl H. Westcott directly holds 755,000 shares of common stock, par value $0.50 per share (the “Common Stock”), of Comstock Resources, Inc., a Nevada corporation (the “Issuer”). Additionally, Mr. Westcott exercises shared voting and disposition power over 343,938 shares of Common Stock with Court H. Westcott as managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, Ltd. (“Commodore Partners”), which directly owns 323,938 shares of Common Stock, and G.K. Westcott LP (“GK Westcott”), which directly owns 20,000 shares of Common Stock.

(2)                               Carl H. Westcott has shared discretionary authority to purchase and dispose of shares of Common Stock under various accounts for the benefit of the following persons, who directly hold the following amounts of shares of Common Stock: Court H. Westcott, 10,000 shares; Carla Westcott, 13,000 shares; Peter Underwood, 11,250 shares; Francisco Trejo, Jr., 2,050 shares; and Rosie Greene, 1,000 shares. Carl H. Westcott does not exercise any voting power over any such shares of Common Stock owned by the aforementioned individuals and expressly disclaims beneficial ownership of such shares.

(3)                               The percentage ownership is based on 13,455,559 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2016. The number of shares beneficially owned also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D	Page 3 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Commodore Partners, Ltd. 03-0476201

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 323,938 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 323,938 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 323,938 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.41% (2)

14.	Type of Reporting Person PN

(1)                                Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 323,938 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of Commodore Partners.

(2)                                The percentage ownership is based on 13,455,559 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2016.  The number of shares beneficially owned also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D	Page 4 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). G.K. Westcott LP 20-2443941

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 20,000 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 20,000 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.15% (2)

14.	Type of Reporting Person PN

(1)                               Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 20,000 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of GK Westcott.

(2)                               The percentage ownership is based on 13,455,559 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2016. The number of shares beneficially owned also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D	Page 5 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carl Westcott, LLC 75-2655092

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 343,938 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 343,938 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 343,938 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.56% (2)

14.	Type of Reporting Person HC

(1)                               Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over the 343,938 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 323,938 shares of Common Stock, and GK Westcott, which directly owns 20,000 shares of Common Stock.

(2)                               The percentage ownership is based on 13,455,559 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2016.  The number of shares beneficially owned also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D	Page 6 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Court H. Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 10,000 (1)

	8.	Shared Voting Power 343,938 (2)

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 353,938 (1) (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,938 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.63% (3)

14.	Type of Reporting Person IN

(1)                               Consists of 10,000 shares of Common Stock held of record by Court H. Westcott, Trustee of the Court H. Westcott Living Trust. Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares. Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)                               Carl H. Westcott and Court H. Westcott exercise shared voting and disposition power over 343,938 shares of Common Stock as the managers of Carl Westcott, LLC, the general partner of each of Commodore Partners, which directly owns 323,938 shares of Common Stock, and GK Westcott, which directly owns 20,000 shares of Common Stock.

(3)                               The percentage ownership is based on 13,455,559 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2016. The number of shares beneficially owned also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203		13D	Page 7 of 17 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Carla Westcott

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 13,000 (1)

	8.	Shared Voting Power 0 (1)

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 13,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.10% (2)

14.	Type of Reporting Person IN

(1)                               Carla Westcott directly holds 13,000 shares of Common Stock. Carl H. Westcott has shared discretionary authority to purchase and dispose of those shares of Common Stock for the benefit of such reporting person, but does not exercise any voting power with respect to such shares. Carl H. Westcott expressly disclaims beneficial ownership of any such shares of Common Stock.

(2)                               The percentage ownership is based on 13,455,559 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed on November 9, 2016.  The number of shares beneficially owned also reflects a 1-for-5 reverse stock split effected by the Issuer on August 1, 2016.

CUSIP No. 205768203	13D	Page 8 of 17 Pages

Item 1. Security and Issuer

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) amends and supplements the original Schedule 13D filed on June 11, 2015 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6, the “Schedule 13D”), Amendment No. 1 to Schedule 13D filed on June 30, 2015 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on July 6, 2015 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on July 20, 2015 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on August 10, 2015 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on May 25, 2016 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed on September 6, 2016 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed on September 21, 2016 (“Amendment No. 7”) and Amendment No. 8 to Schedule 13D filed on December 5, 2016 (“Amendment No. 8”). This Amendment No. 8 is filed jointly on behalf of Carl H. Westcott, Commodore Partners, Ltd., G.K. Westcott LP, Carl Westcott, LLC, Court H. Westcott, and Carla Westcott (the “Reporting Persons”) relating to their beneficial ownership of the common stock, par value $0.50 per share (the “Common Stock”) of Comstock Resources, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 5300 Town and Country Blvd., Suite 500, Frisco,  Texas  75034. On August 1, 2016, the Issuer effected a 1-for-5 reverse stock split (the “Reverse Split”).

This Amendment No. 9 is filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended, to reflect a change aggregating more than one percent (1%) in the beneficial ownership of the outstanding Common Stock in which Carl H. Westcott may be deemed to have a beneficial interest. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Items 4 and 6 hereof are incorporated herein by reference.

With respect to each Reporting Person that is a natural person, the shares of Common Stock were acquired with the personal funds of such Reporting Person. The shares of Common Stock held by Commodore Partners, of which Carl Westcott, LLC is the sole general partner, were acquired with funds held by Commodore Partners for the general purpose of investing. The shares of Common Stock held by GK Westcott, of which Carl Westcott, LLC is the sole general partner, were acquired with funds held by GK Westcott for the general purpose of investing.

Item 4. Purpose of Transaction

This Item is being amended and supplemented to add the following:

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

After accounting for all purchases of Common Stock of the Reporting Persons since the filing of Amendment No. 8 (the period of December 3, 2016 through December 15, 2016), a net 183,438 shares of Common Stock were purchased by Carl H. Westcott during such period on his own behalf and on behalf of certain other Reporting Persons for an aggregate price of approximately $1,930,720.

Item 5. Interest in Securities of the Issuer.

This Item is being amended and supplemented to add the following:

(b)  The responses in rows 7, 8, 9 and 10 of the cover pages of this Statement are hereby incorporated by reference. Each of Court H. Westcott and Carla Westcott directly holds 10,000 and 13,000 shares of Common Stock, respectively, over which Carl H. Westcott shares dispositive power, but not voting power, pursuant to trading authorizations. Additionally, Carl H. Westcott shares dispositive power, but not voting power, pursuant to trading authorizations, of 11,250, 2,050, and 1,000 shares of Common Stock held by Peter Underwood, Francisco Trejo, Jr., and Rosie Greene, respectively. Commodore Partners holds 323,938 shares of Common Stock, over which Carl H. Westcott holds shared voting and dispositive power with Court H. Westcott as the managers of Carl Westcott, LLC, the sole general partner of Commodore Partners. GK Westcott holds 20,000 shares of Common Stock, over which Carl H. Westcott holds shared voting and dispositive power with Court H. Westcott as the managers of Carl Westcott, LLC, the sole general partner of GK Westcott.

(c)  After accounting for all purchases of Common Stock of the Reporting Persons during the period of December 3, 2016 through December 15, 2016, a net 183,438 shares of Common Stock were purchased by Carl H. Westcott on his own behalf and on behalf of the other Reporting Persons for an aggregate price of approximately $1,930,720. All such sales were made on the dates and at the prices set forth below. All purchases and sales listed below were affected in ordinary open market transactions.

CUSIP No. 205768203	13D	Page 9 of 17 Pages

Name of Reporting Person	Trade Date	Number of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	12/5/2016	(2,500)	10.79
Carl H. Westcott	12/5/2016	(4,800)	11.09
Carl H. Westcott	12/5/2016	(200)	11.09
Carl H. Westcott	12/5/2016	(5,000)	11.15
Carl H. Westcott	12/5/2016	(2,500)	11.20
Carl H. Westcott	12/5/2016	(5,000)	11.24
Carl H. Westcott	12/5/2016	(8,000)	11.15
Carl H. Westcott	12/5/2016	(5,000)	11.17
Carl H. Westcott	12/5/2016	(5,000)	11.20
Carl H. Westcott	12/5/2016	(1,000)	11.22
Carl H. Westcott	12/5/2016	(2,750)	11.18
Carl H. Westcott	12/6/2016	(2,250)	11.25
Carl H. Westcott	12/6/2016	(5,000)	11.35
Carl H. Westcott	12/6/2016	(5,000)	11.35
Carl H. Westcott	12/6/2016	(5,000)	11.40
Carl H. Westcott	12/6/2016	(10,000)	11.40
Carl H. Westcott	12/6/2016	(1,187)	11.44
Carl H. Westcott	12/6/2016	(5,000)	11.43
Carl H. Westcott	12/6/2016	(3,813)	11.45
Carl H. Westcott	12/7/2016	1,000	11.07
Carl H. Westcott	12/7/2016	5,000	11.02
Carl H. Westcott	12/7/2016	5,000	11.00
Carl H. Westcott	12/7/2016	1,400	10.93
Carl H. Westcott	12/7/2016	1,100	10.89
Carl H. Westcott	12/7/2016	5,000	11.00
Carl H. Westcott	12/7/2016	5,000	10.95
Carl H. Westcott	12/7/2016	9,700	10.92
Carl H. Westcott	12/7/2016	100	10.90
Carl H. Westcott	12/7/2016	200	10.89

CUSIP No. 205768203	13D	Page 10 of 17 Pages

Name of Reporting Person	Trade Date	Number of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	12/7/2016	2,500	10.99
Carl H. Westcott	12/7/2016	10,000	10.95
Carl H. Westcott	12/7/2016	200	10.98
Carl H. Westcott	12/7/2016	9,800	10.99
Carl H. Westcott	12/7/2016	300	11.05
Carl H. Westcott	12/7/2016	265	11.02
Carl H. Westcott	12/7/2016	1,935	11.07
Carl H. Westcott	12/7/2016	10,000	11.06
Carl H. Westcott	12/7/2016	12,500	10.90
Carl H. Westcott	12/7/2016	9,600	10.90
Carl H. Westcott	12/7/2016	400	10.89
Carl H. Westcott	12/7/2016	1,700	10.90
Carl H. Westcott	12/7/2016	1,988	10.89
Carl H. Westcott	12/7/2016	601	10.88
Carl H. Westcott	12/7/2016	711	10.87
Carl H. Westcott	12/8/2016	790	11.16
Carl H. Westcott	12/8/2016	110	11.14
Carl H. Westcott	12/8/2016	100	11.12
Carl H. Westcott	12/8/2016	1,000	11.36
Carl H. Westcott	12/8/2016	1,000	11.18
Carl H. Westcott	12/8/2016	2,190	11.17
Carl H. Westcott	12/8/2016	800	11.19
Carl H. Westcott	12/8/2016	200	11.17
Carl H. Westcott	12/8/2016	1,000	11.08
Carl H. Westcott	12/8/2016	2,500	11.00
Carl H. Westcott	12/8/2016	2,500	10.86
Carl H. Westcott	12/8/2016	2,500	10.75
Carl H. Westcott	12/8/2016	2,500	10.71
Carl H. Westcott	12/8/2016	(5,000)	11.00

CUSIP No. 205768203	13D	Page 11 of 17 Pages

Name of Reporting Person	Trade Date	Number of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	12/8/2016	(5,000)	11.05
Carl H. Westcott	12/8/2016	(5,000)	11.15
Carl H. Westcott	12/8/2016	5,000	10.99
Carl H. Westcott	12/9/2016	(1,000)	11.11
Carl H. Westcott	12/9/2016	(2,000)	11.25
Carl H. Westcott	12/9/2016	(2,500)	11.31
Carl H. Westcott	12/9/2016	(2,190)	11.33
Carl H. Westcott	12/9/2016	(2,000)	11.32
Carl H. Westcott	12/9/2016	(2,500)	11.20
Carl H. Westcott	12/9/2016	(2,500)	11.24
Carl H. Westcott	12/12/2016	(5,000)	11.55
Carl H. Westcott	12/12/2016	(10,000)	11.60
Carl H. Westcott	12/12/2016	2,500	10.80
Carl H. Westcott	12/12/2016	1,000	10.80
Carl H. Westcott	12/12/2016	1,000	10.94
Carl H. Westcott	12/12/2016	2,000	10.98
Carl H. Westcott	12/12/2016	2,500	10.98
Carl H. Westcott	12/12/2016	1,000	10.96
Carl H. Westcott	12/12/2016	2,500	10.97
Carl H. Westcott	12/12/2016	2,500	10.95
Carl H. Westcott	12/12/2016	2,000	10.95
Carl H. Westcott	12/12/2016	2,000	10.94
Carl H. Westcott	12/12/2016	2,500	10.95
Carl H. Westcott	12/12/2016	4,000	10.94
Carl H. Westcott	12/12/2016	2,900	10.91
Carl H. Westcott	12/12/2016	6,400	10.99
Carl H. Westcott	12/12/2016	500	10.98
Carl H. Westcott	12/12/2016	900	10.97
Carl H. Westcott	12/12/2016	1,100	10.96
Carl H. Westcott	12/12/2016	200	10.95

CUSIP No. 205768203	13D	Page 12 of 17 Pages

Name of Reporting Person	Trade Date	Number of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	12/12/2016	5,000	10.95
Carl H. Westcott	12/13/2016	1,000	10.83
Carl H. Westcott	12/13/2016	500	10.83
Carl H. Westcott	12/13/2016	500	10.80
Carl H. Westcott	12/13/2016	2,000	10.81
Carl H. Westcott	12/13/2016	2,000	10.75
Carl H. Westcott	12/13/2016	100	10.82
Carl H. Westcott	12/13/2016	1,500	10.75
Carl H. Westcott	12/13/2016	100	10.74
Carl H. Westcott	12/13/2016	300	10.74
Carl H. Westcott	12/13/2016	2,000	10.75
Carl H. Westcott	12/13/2016	(5,000)	10.94
Carl H. Westcott	12/13/2016	(300)	10.95
Carl H. Westcott	12/13/2016	2,000	10.88
Carl H. Westcott	12/13/2016	2,000	10.79
Carl H. Westcott	12/13/2016	2,000	10.75
Carl H. Westcott	12/14/2016	4,500	10.48
Carl H. Westcott	12/14/2016	500	10.48
Carl H. Westcott	12/14/2016	5,000	10.48
Carl H. Westcott	12/14/2016	5,000	10.42
Carl H. Westcott	12/14/2016	5,000	10.40
Carl H. Westcott	12/14/2016	2,500	10.37
Carl H. Westcott	12/14/2016	2,500	10.30
Carl H. Westcott	12/14/2016	2,500	10.21
Carl H. Westcott	12/14/2016	2,100	10.17
Carl H. Westcott	12/14/2016	400	10.17
Carl H. Westcott	12/14/2016	1,800	10.19
Carl H. Westcott	12/14/2016	2,500	10.18
Carl H. Westcott	12/15/2016	3,300	9.98

CUSIP No. 205768203	13D	Page 13 of 17 Pages

Name of Reporting Person	Trade Date	Number of Shares Purchased (Sold)	Price Per Share ($)
Carl H. Westcott	12/15/2016	100	9.98
Carl H. Westcott	12/15/2016	100	10.05
Carl H. Westcott	12/15/2016	100	9.98
Carl H. Westcott	12/15/2016	1,400	9.98
Commodore Partners	12/5/2016	5,000	11.06
Commodore Partners	12/5/2016	5,000	11.05
Commodore Partners	12/5/2016	5,000	11.10
Commodore Partners	12/5/2016	800	11.10
Commodore Partners	12/5/2016	647	11.12
Commodore Partners	12/5/2016	600	11.11
Commodore Partners	12/5/2016	12,053	11.11
Commodore Partners	12/5/2016	900	11.11
Commodore Partners	12/5/2016	15,000	11.10
Commodore Partners	12/5/2016	5,000	11.18
Commodore Partners	12/5/2016	1,300	11.16
Commodore Partners	12/6/2016	8,700	11.15
Commodore Partners	12/6/2016	10,000	11.30
Commodore Partners	12/6/2016	1,000	11.01
Commodore Partners	12/6/2016	1,500	11.46
Commodore Partners	12/7/2016	7,500	11.00
Commodore Partners	12/7/2016	500	10.76
Commodore Partners	12/7/2016	5,300	10.97
Commodore Partners	12/7/2016	700	10.96
Commodore Partners	12/7/2016	300	10.95
Commodore Partners	12/7/2016	200	10.94
Commodore Partners	12/7/2016	100	10.94
Commodore Partners	12/7/2016	300	10.94
Commodore Partners	12/7/2016	100	10.91
Commodore Partners	12/7/2016	300	10.91
Commodore Partners	12/7/2016	100	10.90

CUSIP No. 205768203	13D	Page 14 of 17 Pages

Name of Reporting Person	Trade Date	Number of Shares Purchased (Sold)	Price Per Share ($)
Commodore Partners	12/7/2016	1,100	10.89
Commodore Partners	12/7/2016	200	10.89
Commodore Partners	12/7/2016	400	10.89
Commodore Partners	12/7/2016	400	10.88
Commodore Partners	12/7/2016	1,500	10.99
Commodore Partners	12/7/2016	500	10.99
Commodore Partners	12/7/2016	200	10.99
Commodore Partners	12/7/2016	200	10.98
Commodore Partners	12/7/2016	610	11.06
Commodore Partners	12/7/2016	100	11.04
Commodore Partners	12/7/2016	890	11.03
Commodore Partners	12/7/2016	900	11.03
Commodore Partners	12/7/2016	200	11.11
Commodore Partners	12/7/2016	1,690	11.07
Commodore Partners	12/7/2016	510	11.06
Commodore Partners	12/7/2016	100	11.06
Commodore Partners	12/7/2016	2,500	11.01
Commodore Partners	12/7/2016	2,500	11.01
Commodore Partners	12/7/2016	2,600	11.07
Commodore Partners	12/7/2016	7,500	11.00
Commodore Partners	12/7/2016	5,000	11.00
Commodore Partners	12/7/2016	2,500	11.00
Commodore Partners	12/7/2016	5,000	10.90
Commodore Partners	12/7/2016	798	10.89
Commodore Partners	12/8/2016	(2,500)	11.18
Commodore Partners	12/8/2016	(2,500)	11.20
Commodore Partners	12/8/2016	(2,500)	11.18
Commodore Partners	12/8/2016	(2,500)	10.94
Commodore Partners	12/8/2016	(2,500)	10.99

CUSIP No. 205768203	13D	Page 15 of 17 Pages

Name of Reporting Person	Trade Date	Number of Shares Purchased (Sold)	Price Per Share ($)
Commodore Partners	12/8/2016	(2,500)	11.11
Commodore Partners	12/8/2016	(5,000)	11.14
Commodore Partners	12/8/2016	(2,500)	11.15
Commodore Partners	12/8/2016	(5,000)	11.08
Commodore Partners	12/8/2016	(2,000)	11.00
Commodore Partners	12/8/2016	(2,000)	11.03
Commodore Partners	12/8/2016	(2,798)	11.03
Commodore Partners	12/8/2016	(650)	11.09
Commodore Partners	12/9/2016	(2,500)	11.25
Commodore Partners	12/9/2016	(2,500)	11.25
Commodore Partners	12/9/2016	(2,000)	11.25
Commodore Partners	12/12/2016	(1,500)	11.50
Commodore Partners	12/12/2016	2,500	10.94
Commodore Partners	12/12/2016	1,500	10.94
Commodore Partners	12/12/2016	88	11.02
Commodore Partners	12/14/2016	2,200	10.33
Commodore Partners	12/14/2016	300	10.33
Commodore Partners	12/15/2016	100	9.94
Commodore Partners	12/15/2016	14,400	9.87
Commodore Partners	12/15/2016	500	9.87
Court Westcott	12/8/2016	(100)	10.88
Court Westcott	12/8/2016	(1,150)	10.94
Court Westcott	12/8/2016	650	11.11
Court Westcott	12/8/2016	500	11.09
Court Westcott	12/8/2016	100	11.08
Court Westcott	12/9/2016	(2,500)	11.20
Carla Westcott	12/5/2016	(1,500)	11.22
Carla Westcott	12/5/2016	(1,500)	11.20
Carla Westcott	12/8/2016	(100)	10.86
Carla Westcott	12/8/2016	(1,400)	10.92

CUSIP No. 205768203	13D	Page 16 of 17 Pages

Name of Reporting Person	Trade Date	Number of Shares Purchased (Sold)	Price Per Share ($)
Carla Westcott	12/8/2016	(1,500)	11.15
Carla Westcott	12/15/2016	1,500	10.00
Carl H. Westcott(1)	12/5/2016	(2,500)	10.75
Carl H. Westcott(1)	12/12/2016	2,000	10.95

(1)           For the account of Peter Underwood.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to be Filed as Exhibits

Exhibit A

Joint Filing Agreement, dated June 8, 2015, by and among Carl H. Westcott, Commodore Partners, Ltd., G.K. Westcott LP, Carl Westcott, LLC, Jimmy Elizabeth Westcott, Chart H. Westcott, Court H. Westcott, and Carla Westcott (incorporated by reference to Exhibit A to the Schedule 13D filed with the Securities and Exchange Commission on June 11, 2015).

Exhibit B	Form of Authorization of Agent (incorporated by reference to Exhibit B to the Schedule 13D filed with the Securities and Exchange Commission on June 11, 2015).

Exhibit C	Power of Attorney, dated June 8, 2015 (incorporated by reference to Exhibit C to the Schedule 13D filed with the Securities and Exchange Commission on June 11, 2015).

CUSIP No. 205768203	13D	Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 2016

Reporting Persons:	CARL H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

COMMODORE PARTNERS, LTD.

By: Carl Westcott, LLC, its general partner

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

G.K. WESTCOTT LP

By: Carl Westcott, LLC, its general partner

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CARL WESTCOTT, LLC

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

COURT H. WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact

CARLA WESTCOTT

/s/ Michael I. Smartt
Michael I. Smartt
Attorney-in-Fact